EXHIBIT 23.2

SUMMARY REPORT

on the

SHIPMAN DIAMOND PROJECT

PROPERTY:
SHIPMAN CLAIMS
Located 2 kilometers N of the village of Shipman, 50 kilometers NE of Prince Albert, central Saskatchewan, Canada

Latitude 53o 30' 00” North, Longitude 104o 58' 00” West

NTS: 73H/07, 10

Southern Mining Division

WRITTEN FOR:	Oro Capital Corporation 23 Dassan Island Drive, Plettenberg Bay, 6600 South Africa
WRITTEN BY:	DR. DUNCAN BAIN, P.Geo. 49 Midale Crescent London, Ontario Canada N5X 3C2
DATE:	September 1, 2011

LOCATION AND ACCESS

The Shipman Diamond Project is located 50 kilometers northeast of Prince Albert, Saskatchewan, Canada and 2 kilometers north of the village of Shipman (Figure 1, 2 & 3).

The Project is within the Southern Mining District. It consists of a single claim centered at Latitude 53o 30' 00” North, Longitude 104o 58' 00” West on the northwest corner of National Topographical Survey map sheet 073H/07 and the southwest corner of 073H/10.

There is excellent access by secondary township roads from Shipman, which are in turn accessed by paved 2-lane roads from Prince Albert. A rail line lies along the paved road directly south of the project. Accommodation, food and fuel are available at Prince Albert.

PHYSIOGRAPHY AND CLIMATE

The Project is flat-lying and lies at an elevation of 1600 m ASL. Land use in the region is agricultural, but the property itself is generally low, wet ground, with a stream cutting through the northwest quarter. There are small woodlots preserved and used for local cutting.  Predominant tree species are poplars and tamarack. The region is open to exploration, development and mining throughout the year.

The climate of this region is semi-arid.  The annual mean temperature (100 year average) for the area is 0.8°C. Monthly mean temperatures vary from -22°C (January) to +17°C (July). The annual mean precipitation is 406 mm, including 145 cm annual snowfall.

Prince Albert serves as a supply centre. The city has scheduled air links to Saskatoon and Regina. Two hydroelectric dams (Codette/Nipawin and E.B. Campbell) on the Saskatchewan River near Nipawin (within 50 km of the property) generate in excess of 500 MW of electrical power and a high voltage transmission line is in close proximity to the property. Cell phone coverage of this area is provided by SaskTel.

CLAIM INFORMATION AND PROPERTY OWNERSHIP

The Project consists of a single claim block having a total surface area of 256 hectares (one section or 632 acres). It lies 2 kilometers north of the village of Shipman along townshipand tertiary roads connected with paved Hwy. 55, within the northwest quarter of NTS map sheet 073H/07 and the southwest quarter of 073H/10.   The claim is registered in the name of Mr. Duncan Bain, of London, Ontario, Canada.  The claim is  listed in Table 1 and shown in Figure 3. To maintain the property in good standing, Saskatchewan Industry and Resources (SIR) requires proof of exploration expenditures, or cash payment in lieu, of $12 per hectare per year (after the first year).  These assessment requirements amount to $3,072.00 for the project.  The first assessment due date is August 7, 2013.

TABLE 1 – CLAIM DATA

Block	Claim Number	Registered Owner	Area (Hectares)	Recording Date	Anniversary Date	Township/Range
Shipman	S-143740	Duncan Bain	256 hectares	August 8, 2011	August 7, 2013	All of Section 24, Township 52, Range 21 W of Second Meridian

Permits for exploration field work are administered by Saskatchewan Environment and Resource Management, with regional offices in Prince Albert.  No mineralized zones, mineral resources or mine workings are located on the property.

PADDOCK
TOR
Winter Road
Harper L
Birchbark Lake
Shipman Diamond Project
53° 30' 00" N
1600
Bis
Smeaton
CANADIAN
Com 185
Gorman L
Shipman
Northern Woods a
Foxford
Whi
1500
ORO CAPITAL CORPORATION
SHIPMAN DIAMOND PROJECT
CLAIM MAP
Scale: 1:100,000
Date: Sept. 1/11
Figure 3
Lat. 53° 30' 00" N, Long. 104° 58' 00" W
Drawn By: DJB
DUNCAN BAIN CONSULTING LTD.
Scale
2 km
0
2
4 km

HISTORY

Historical reports of diamonds have been known in Saskatchewan since 1948. The first major diamond rush occurred in 1961 when 30 claims were staked in an area 6 kilometers west of Prince Albert on the discovery of two quarter-inch (approximately 6 mm) diameter diamonds. By the end of the year 500 claims were staked. No further diamonds were reported and by 1963 interest in the area had lapsed.

Monopros Ltd. (a subsidiary company of De Beers) launched the current activity in 1988 with the discovery of a diamondiferous kimberlite body on the north shore of Sturgeon Lake, 30 kilometers northwest of Prince Albert. This find proved to be a glacially transported kimberlite block measuring some 150 m in diameter and 10 m to 20 m in thickness.  The source of this material, which is presumably some distance up ice towards the northeast, has never been found.  In response to the Monopros find, starting in 1988, Uranerz Exploration and Mining acquired an extensive land position east of Prince Albert in and around the Fort à la Corne Forest. This property ultimately became the Cameco/De Beers/Kensington Joint Venture, which is currently operated by De Beers and consists of 121 claims totaling 22,544 ha.  The staking and exploration activity peaked in 1993-94 with over 20 companies active in the area.

From 1988 until Uranerz was purchased by Cameco in 1998, the Fort à la Corne JV project was operated by Uranerz.  They conducted an intensive geophysical exploration program which was successful in mapping 69 drill-confirmed kimberlite bodies.  Extensive exploration work by others has subsequently added 6 more kimberlite bodies within the field. The most developed of these kimberlites is that held by Shore Gold Inc.

On the 100 % held Shore properties, Shore commenced its exploration by flying a low-altitude helicopter-borne magnetic survey in 1996. Several magnetic anomalies were identified and subsequent follow-up with ground magnetic surveys confirmed the presence of shallow, closed anomalies that could indicate kimberlite. Four anomalies were selected for initial drill testing in the northwest corner of the survey area. Subsequent drilling confirmed the presence of kimberlite (the Star Kimberlite). Between 1996 and 2008 several core drilling programs were carried out. Mini-bulk sampling, via large-diameter reverse circulation drilling was completed between 2005 and 2008. Underground bulk sampling, via vertical shaft and lateral drifting, was completed on the kimberlite between 2003 and 2007. A July 2011 feasability study reported the following resources:

Deposit	Category	Ore (mt)	Ore Grade (cpht)	Carats (m)
Star	Probable	165.890	12.3	20.386
Orion South	Probable	113.090	12.4	13.994
Total	Probable	278.980	12.3	34,380

The Shipman project was recorded in August 8, 2011 in the name of Duncan Bain. It lies approximately 30 kilometers NNW of the Star deposit. To this date there is no known mineral resource on the property and no production of any kind has taken place. Oro Capital Corporation acquired a 70% interest in the property from Mr. Bain on September 1, 2011.

GEOLOGY

The northern part of the Fort a la Corne area, which contains the Shipman property, is underlain by the rocks of Cretaceous age (Figure 4, from Sask. Industry and Resources Internet website Geological Atlas, http://www.infomaps.gov.sk.ca/website/SIR_Geological_Atlas/ viewer. htm).

Detailed geological information is sparse due to a thick mantle of overburden, approximately 100 m in depth, which covers the property. This overburden is a mixture of several phases of glacial till, fluvial and lacustrine gravel, sand, silt and clay, all of Pleistocene age. These multiple phases of sedimentary deposition have been repeatedly mixed by advance and retreat of continental glaciation so that original layering no longer exists. This reduces confidence in any till sampling program to test for diamond indicator minerals. Most of the bedrock data is provided from well drillings scattered throughout the general Fort à la Corne region, as well as assessment records of drilling in the project area. All known kimberlites in the Fort a la Corne area are found within the Upper and Lower Colorado Group units and the underlying Mannville Group rocks.

A probable contact betwee the Upper Colorado Group and Lower Colorado Group rocks underlies the property. The Lower Colorado unit is composed of sub-horizontally stratified shallow marine and subaerial fluvial deposits. The younger Upper Colorado Group rocks are composed of claystone-siltstone, mudstone/siltstone and shale/mudstone. To the south, in the area of the Star kimberlite pipe, these sediments have interbedded kimberlitic tuff layers. Although no drilling has been carried out on the Shipman property several drillholes are located in the area. The data from these holes is available from assessment reports available from the Saskatchewan government.

Deposit Type

This property is being explored for diamond-bearing kimberlites of the Fort à la Corne type.  Kimberlites are very potassium-rich ultramafic intrusive rocks. Diamonds originate in the upper mantle at a depth of 150 to 300 kilometers below the surface. They are thought to be transported to surface as xenocrysts within ascending kimberlite magmas which have passed through the diamond-forming regions of the upper mantle.  The kimberlite magmas probably ascend from mantle depths along major (i.e. deep-penetrating) fault systems.  Larger intrusive bodies such as magnetite-bearing mafic and granitic intrusive bodies may also favour these fault systems (Gent, M.R., 1992; Jennings, C., 1989).

The Fort à la Corne kimberlites are stacked, well preserved crater facies deposits composed of ultramafic volcanics with hardly any diatreme facies (breccia) material reported. They were erupted into soft shallow marine sediments of the Upper Colorado Group. These ultramafic rocks are composed of olivine, pyrope garnet, Mg-ilmenite, chrome diopside, enstatite, Ti-poor phlogopite, spinels and a few minor minerals. This material weathers to a yellow to medium brown color. The garnet, Mg-ilmenite and chrome diopside are called “indicator minerals” and by their abundances can be used to select those kimberlites most likely to contain diamonds. Many of these indicator minerals are weakly to strongly magnetic and often produce a circular to oval shaped magnetic signature. Due to their relatively low cost, ground-based magnetometer surveys are an effective initial method to outline these magnetic signatures. There also exists the possibility that there is a density contrast between the ultramafic kimberlite pipes and the host fine clastic claystone-mudstone-siltstone-sandstone-conglomerate that may be reflected in a “bullseye” positive gravity anomaly.

Mineralization
Due to the thick overburden cover on the Shipman property, no mineralization associated with diamond-bearing kimberlites has been exposed on surface. The only known kimberlite surface exposure in Saskatchewan is the glacially transported block exposed in a terrace on the north shore of Sturgeon Lake.  Extensive till sampling for indicator minerals has been conducted by Saskatchewan Geological Survey, and others, throughout central and southern Saskatchewan but no discernible trains or trends have been outlined which can be attributed to the Fort à la Corne area kimberlite bodies.  The reason for this seems to be that reworking of the thick overburden material during several phases of continental glaciation has completely obliterated any dispersion trains. Figure 5 is a sketch map showing the position of the Shipman claim in relation to the positions of known kimberlite pipes, some of which are diamond-bearing.

GEOPHYSICS

To this date no detailed geophysical surveys have been done over the Shipman property. However, a compilation of regional work has been carried out by Saskatchewan Industry and Resources and is shown in the Geological Atlas of Saskatchewan (http://www. infomaps.gov.sk.ca/website/SIRGeological_Atlas/viewer.htm). Filtering of that data has removed background “noise” to produce the  vertical derivative of the magnetic data. This work shows that the Shipman property lies at the northern end of a linear magnetic “high” suggestive of a NNW-SSE trending iron formation, probably part of the Archean basement (Figure 6). The magnetic contouring on the eastern side of this “high” has a sharp slope. Note that the kimberlites in close proximity to the Shipman property are found along this sharp slope, suggesting that they lie along a deep penetrating fault system. If true this structure would extend NNW through the Shipman property. Such a fault could act as a corridor to focus the movement of a kimberlite pipe to the paleosurface.

Similarly compilation of gravity survey data by the Saskatchewan government (Figure 7) shows that a weak circular “bullseye” is found partly into the southeast quarter of the Shipman property. This anomaly, produced by density contrast of the bedrock, could represent either the area of the linear iron formation closest to surface, or possibly a kimberlite pipe similar to those SSE of the property but closer to the paleosurface than those to the south.

CONCLUSIONS AND RECOMMENDATIONS

The Shipman diamond project lies at the north end of the prolific Fort a la Corne kimberlite field. It consists of a single claim of 256 hectares. The property is directly north of staked ground (as of September 1, 2011) known to contain diamond-bearing kimberlite bodies. The property lies aling a NNW-SSE trend of those kimberlite bodies, and these bodies lie along the eastern slope of a magnetic/gravity anomaly which may represent a deep penetrating fault system which would be favourable for movement of a kimberlite body to the paleosurface.

PHASE 1

It is therefore recommended that the following steps be carried out to test for diamond-bearing kimberlites within the project. Phase 1 would consist of a ground-based magnetometer survey over the claim and is estimated to cost $10,000USD.  Details of the costs of the   program are outlined in Table 2.

PHASE 2

Based on results of the Phase 1 work a Phase 2 program would be initiated to provide additional information. This exploration program (Table 3) would consist of a gravity survey to test the best targets determined from the Phase 1 work. The estimated cost of the Phase 2 program is $20,000USD.

PHASE 3

Upon the completion of Phases 1 and 2, and based on positive results, a diamond drill program would be initiated on targets generated by the first two phases of work.  This would consist of approximately 1000 m of drilling (Table 4). The estimated cost of the Phase 3 program is $250,000USD. Further work would be dependent on the results of the initial drilling.

Table 2 – Phase 1 Cost Estimate

Preliminary review of assessment work	$1000.00
Mobilization/demobilization of crew	$1000.00
Pace and compass/GPS lines, estimated 7 line km, 25 m spacing	$2,000.00
Detailed magnetometer survey, 7 line km	$2,000.00
Base station and instrument rental	$1000.00
Consumables – flagging, pickets etc	$100.00
Accommodation/meals, 3 men	$400.00
Drafting and report	$1,500.00
Contingencies	$1000.00
TOTAL COST, PHASE 1 PROGRAM	$10,000.00

Table 3 – Phase 2 Cost Estimate

Review of previous work	$1,500.00
Mobilization/demobilization of crew	$2,000.00
Pace and compass/GPS lines, estimated 7 line km, 25 m spacing	$3,000.00
Detailed gravity survey, 7 line km	$4,000.00
Base station and instrument rental	$2,000.00
Consumables – flagging, pickets etc	$1,000.00
Accommodation/meals, 3 men	$1,000.00
Drafting and report	$3,000.00
Contingencies	$2,500.00
TOTAL COST, PHASE 2 PROGRAM	$20,000.00

Table 4 – Phase 3 Cost Estimate

Review of previous work	$2,000.00
Mobilization/demobilization of crew	$10,000.00
Diamond drilling, all inclusive $200 per meter, 1000 m total	$200,000.00
Drafting and report	$10,000.00
Contingencies	$28,000.00
TOTAL COST, PHASE 3 PROGRAM	$250,000.00

REFERENCES

Ewert,  W. D.,    Brown, F. H., Puritch, E. J., Leroux, D. C., 2009, Technical Report and Resources Estimate Update On the Star Diamond Project, Fort a la Corne Area, Saskatchewan, Canada, for Shore Gold Inc. by P&E Mining Consultants Inc., Report No. 159

Gent, M.R. (1992): Diamond and Precious Gems of the Phanerozoic Basin, Saskatchewan: Preliminary Investigations; Sask. Energy and Mines Open File Report 92-2

Geological Atlas of Saskatchewan,2011,  http://www. infomaps.gov.sk.ca/website/SIR GeologicalAtlas/ viewer.htm

Jellicoe, B.C., Robertshaw, P., Williamson, P. and Murphy, J., 1998; Summary of Exploration Activities and Results for the Fort à la Corne Diamond Project, Saskatchewan; in Summary of Investigations 1998, Saskatchewan Geological Survey, Sask. Energy Mines, Misc. Rep. 98-4, p. 144-157.

Jennings, C.M.H. (1989): Exploration for Diamondiferous Kimberlites and Lamproites; in “Modern Exploration Techniques”, Sask. Geol. Soc. Spec. Publ. No. 10

Kauffman, E.G., and Caldwell, W.G.E. (1993): The Western Interior Basin in Space and Time; in Caldwell. W.G.E. and Kauffman, E.G., Evolution of the Western Interior Basin; Geol. Assoc. of Canada Spec. Paper 39, p. 1-30

Kensington Resources Ltd. news releases and map, 2001-2005; from Kensington Resources Internet website www.kensington-resources.com

Mitchell, R.H. (1991): Kimberlites and Lamproites: Primary Sources of Diamonds; Geosci. Canada, vol. 18, no. 1, p.1

Shore Gold Inc. news releases and map, 2001-2011; from Shore Gold Internet website: www.shoregold.com

STATEMENT OF QUALIFICATIONS

I, Duncan James Bain, of 49 Midale Crescent, in the City of London, Ontario, Canada do hereby certify:

1.	THAT I am president of Duncan Bain Consulting Ltd. and have worked in the mining industry on a full time basis since 1975;

2.	THAT this report is based on an geological reports, maps and other publications in the public domain;

3.	THAT I have prepared geological reports and supervised Phase 1 and Phase 2 exploration programs on similar properties in the area; and

4.
THAT I consent to the filing of this report with any stock exchange and other regulatory authority, and any publications by them including electronic publications in the company’s files or their websites accessible by the public of this report.

Dated at London, Ontario, this 1st day of September, 2011.

Dr. Duncan James Bain, P.Geo.